[Exhibit 124]
SCHRECK MORRIS
STEVE MORRIS
KRISTINA PICKERING
MATTHEW McCAUGHEY
1200 Bank of America Plaza
300 South Fourth Street
Las Vegas, Nevada 89101
(702) 474-9400

WACHTELL, LIPTON, ROSEN & KATZ
BERNARD W. NUSSBAUM
ERICK M. ROTH
MARC WOLINSKY
SCOTT L. BLACK
51 West 52nd Street
New York, New York, 10019
(212) 403-1000

Attorneys for Plaintiffs
HILTON HOTELS CORPORAITON and HLT CORPORATION

UNITED STATES DISTRICT COURT

DISTRICT OF NEVADA

----------------------------------------
                                        :
HILTON HOTELS CORPORATION and HLT       :
CORPORATION,                            :
                                        :
                         Plaintiffs,    :
                                        :
                                        :    CV _____________
          -against-                     :
                                        :    VERIFIED COMPLAINT
                                        :       FOR DAMAGES,
BETTE B. ANDERSON, RAND V. ARASKOG,     :      RESCISSION AND
NOLAN D. ARCHIBALD, ROBERT A.           :      INJUNCTIVE AND
BOWMAN, ROBERT A. BURNETT, PAUL G.      :    DECLARATORY RELIEF
KIRK, JR., EDWARD C. MEYER,             :
BENJAMIN F. PAYTON, VIN WEBER,          :
MARGITA E. WHITE, ITT CORPORATION,      :
STARWOOD LODGING CORPORATION,           :
STARWOOD LODGING TRUST, and CHESS       :
ACQUISITION CORP.,                      :
                                        :
                         Defendants.    :
                                        :
----------------------------------------:



          Plaintiffs Hilton Hotels Corporation ("Hilton") and HLT
Corporation ("HLT"), for their complaint against defendants Bette B. Anderson, Rand V. Araskog, Nolan D. Archibald, Robert A. Bowman,
Robert A. Burnett, Paul G.

Kirk, Jr., Edward C. Meyer, Benjamin F. Payton, Vin Weber, Margita E. White (collectively, the "Director Defendants"); ITT Corporation ("ITT"); and Starwood Lodging Corporation ("Starwood Corp."), Starwood Lodging Trust ("Starwood Trust") and Chess Acquisition Corp. (collectively, the "Starwood Defendants"), allege upon knowledge with respect to their own acts and upon information and belief as to all other matters, as follows:

                         NATURE OF THE ACTION

          1. Plaintiffs Hilton and HLT bring this action directly and derivatively to redress the illegal conduct of the Director Defendants and ITT designed to frustrate any Hilton offer to acquire ITT. As this Court has already ruled, the Director Defendants have, in order to entrench themselves in office, sought to impede the voting rights of ITT shareholders. Since this Court's decision, the Director Defendants have continued their wrongful conduct and violated their duties of loyalty and care to the ITT shareholders by agreeing to sell ITT after a sales "process" that unlawfully excluded Hilton and by agreeing to pay the victors in that process, the Starwood Defendants, an unnecessary, excessive and unreasonable "break-up" fee of up to $225 million plus other "expenses." That break-up fee would be payable if, among other circumstances, Hilton's slate of nominees is elected to the ITT board at the 1997 annual meeting and goes forward with the Hilton acquisition of ITT rather than the Starwood transaction. The unlawful break-up fee constitutes a gross waste of corporate assets of ITT as well as a "poll tax" upon ITT shareholders should they choose to vote the incumbent directors out of office. As further alleged herein, since Hilton first announced its bid in January 1997, the Director Defendants, in breach of their fiduciary duties, have engaged in a number of acts of corporate waste for the primary purpose of entrenching themselves and others in positions at ITT and must account to ITT for the damages caused by this misconduct.

          2. This action also seeks injunctive and declaratory relief by virtue of violations by ITT and the Director Defendants of disclosure obligations under the federal securities laws. Among other things, while trumpeting the supposed benefits of the Starwood transaction, ITT and the Director Defendants have deliberately obscured significant tax and economic ramifications and risks of that transaction. These include: (i) tax considerations relating to a $1.5 billion "dividend" that will be paid to the Starwood shareholders prior to the merger; (ii) the exaggerated emphasis on the purported tax advantages of the Starwood "grandfathered" paired share structure, which in fact offers little benefit on the facts of this transaction; and (iii) the significant risk that Starwood's "grandfathered" tax structure will be eroded or eliminated by legislative, administrative, or judicial action as the result of the proposed transaction. ITT has also failed to disclose that members of ITT management holding stock options, including defendants Araskog and Bowman, are receiving preferential treatment over other ITT shareholders by virtue of the way in which such options are being treated in the Starwood transaction.

          3. In addition to the damages and declaratory and injunctive relief sought herein, plaintiffs seek an order rescinding ITT's merger agreement with the Starwood Defendants, particularly including the unlawful break-up fee and expense reimbursement provisions contained therein. Plaintiffs further seek an order declaring that the Director Defendants may not be indemnified by ITT for any judgments, settlements, or attorneys' fees in this action and cannot avail themselves of the exculpatory provision in Article Seventh of the ITT Restated Articles of Incorporation.

                        JURISDICTION AND VENUE

          4. This Court has jurisdiction over this action pursuant to 28 U.S.C. Sections 1331, 1332(a) and 1337 and 15 U.S.C. Section 78aa. The amount in controversy is in excess of $75,000, exclusive of interest and costs.

          5. Venue is proper in the unofficial Southern Division of this District pursuant to 28 U.S.C. Section 1331, 15 U.S.C. Section 78aa and LR IA 8-1.

          6. Acts and transactions complained of herein have taken place and/or are threatened to occur in this District. The wrongful conduct alleged herein was committed through the use of the means and instrumentalities of interstate commerce and of the mails.

                              THE PARTIES

          7. Hilton is a Delaware corporation with its principal place of business in Beverly Hills, California. Hilton is a leading owner and operator of full-service hotels and gaming properties located in gateway cities, urban and suburban centers and resort areas throughout the United States and in selected international cities. Hilton is and at the time of the transactions complained of was the beneficial owner of over 315,000 ITT shares.

          8. HLT is a Delaware corporation with its principal place of business in Beverly Hills, California. HLT, a wholly-owned subsidiary of Hilton organized in connection with Hilton's tender offer and the proposed merger, is and at the time of the transactions complained of was, the record and beneficial owner of 100 shares of ITT stock.

          9. Defendants Bette B. Anderson, Rand V. Araskog, Nolan D. Archibald, Robert A. Bowman, Robert A. Burnett, Paul G. Kirk, Jr., Edward C. Meyer, Benjamin F. Payton, Vin Weber and Margita E. White, are directors of ITT. Defendants Araskog and Bowman are also officers of ITT; Araskog is the Chairman of the Board and Chief Executive Officer of ITT and Bowman is ITT's President and Chief

Operating Officer. None of the Director Defendants is a citizen of the State of Delaware or the State of California.

          10. Defendant ITT is a Nevada corporation with its principal place of business in New York, New York. ITT is engaged, through subsidiaries, in the hospitality, gaming, telephone directories publishing and post-secondary technical education businesses.

          11. Defendant Starwood Corp. is a Maryland corporation with its principal place of business in Phoenix, Arizona. Starwood Corp. indirectly operates and manages hotels. Defendant Starwood Trust is a Maryland real estate investment trust with its principal place of business in Phoenix, Arizona. Shares of Starwood Corp. and Starwood Trust are paired and trade together on the New York Stock Exchange.

          12. Defendant Chess Acquisition Corp. ("Chess") is a Nevada corporation with its principal place of business in Phoenix, Arizona. Defendant Chess is a controlled subsidiary of Starwood Corp. formed for the purpose of effecting the acquisition of ITT.

                     DERIVATIVE ACTION ALLEGATIONS

          13. Plaintiffs fairly and adequately represent the interests of the shareholders of ITT in enforcing the right of the corporation.

          14. This Court in Hilton Hotels Corp. v. ITT Corp.,
CV-5-97-095-PMP (RLH) ("Hilton I") (order entered

September 10, 1997) found that Hilton was not required to make a demand upon the ITT board to cause ITT to bring suit against the Director Defendants for breach of fiduciary duty because any such demand would be futile. Demand would be futile and should be excused in this action because:

          (a) The Director Defendants have already been adjudicated as having acted for the primary purpose of entrenching themselves in office and are, therefore, self-interested directors and cannot exercise the requisite independence to decide to commence an action to redress the corporate waste and breaches of duty alleged herein. The Director Defendants expected to derive a personal financial benefit from transactions challenged herein, including transactions that were adopted in furtherance of a scheme to extend their terms in office without a shareholder vote.

          (b) Both the nature of the transactions approved by the Director Defendants, and the process by which the directors approved them, make clear that the Director Defendants' actions are not the product of a valid exercise of business judgment. For example, the Director Defendants authorized a sale of ITT to the Starwood Defendants and an unnecessary, excessive and unreasonable break-up fee without even contacting Hilton, the most logical buyer who had already pursued ITT for over eight months, to determine if Hilton would increase or amend its offer. Nor did the Director Defendants offer during the sales process to provide Hilton access to nonpublic information that might justify such an increase or amendment. The Director Defendants acted in this manner because--as has been consistently demonstrated--they and the senior members of ITT management are adamantly opposed to any Hilton takeover of ITT, regardless of the price and regardless of the desires or interests of ITT shareholders. No director exercising reasonable business judgment in the circumstances presented here would conduct a sales process that excluded Hilton or would agree to pay a break-up fee and expense reimbursements of $250 million to the chosen merger partner. Moreover, as alleged herein, the Director Defendants' agreement to the break-up fee impedes the exercise of ITT shareholders' voting rights at the 1997 ITT annual meeting.

          (c) The Director Defendants have engaged in acts of corporate waste. For example, the Director Defendants authorized ITT to sell $550 million in junk bonds at exorbitant interest rates to finance ITT's now-defunct Comprehensive Plan, which sale was held on September 19, 1997, just 10 days before this Court was scheduled to hear argument as to the legality of that Plan. No director exercising reasonable business judgment would have caused the corporation to incur this expense with an adjudication on the Plan only days away. No director exercising reasonable business judgment would cause an investment grade company to issue massive amounts of junk debt or agree, as the Director Defendants have, to change-in-control provisions that allow valuable management contracts and franchise agreements to be terminated in the event the incumbent ITT directors are replaced without their approval. Nor would any reasonable board, in the face of an acquisition proposal, award massive "golden parachutes" as have been awarded at ITT. The Director Defendants have, in essence, given away ITT's assets for no consideration.

          (d) The Director Defendants have knowledge of and participated in and/or approved the wrongs alleged herein, did so in violation of their duties to ITT and its shareholders, and failed to take action to protect ITT or recover amounts due to ITT by virtue of the misconduct alleged herein.

          (e) The Director Defendants have irreconcilable conflicts of interests regarding the prosecution of this action as against themselves and cannot exercise the requisite independence to make a good faith business judgment whether to prosecute the claims herein in the name of ITT.

          15. This action is not a collusive one to confer jurisdiction on a court of the United States which it would not otherwise have.

                HILTON'S TENDER OFFER AND PROXY CONTEST

          16. On January 27, 1997, Hilton announced its intention to commence a tender offer pursuant to which Hilton sought to acquire 50.1% of the outstanding shares of ITT stock at $55 per share. Hilton formally commenced its tender offer on January 31. Hilton also stated its intention, upon consummation of the tender offer, to acquire the remaining shares of ITT in a second-step merger in which

ITT shareholders would receive $55 in Hilton stock for each ITT share that they own.

          17. The Hilton tender offer and second-step merger cannot be consummated unless the ITT board removes or makes inapplicable ITT's various anti-takeover devices, including its "poison pill" and the provisions of the Nevada Control Share Acquisition Statute and Business Combination Statute. Accordingly, Hilton conditioned its tender offer upon these takeover defenses being removed or otherwise rendered inapplicable to the Hilton offer by the ITT board.

          18. Because the ITT board of directors has the power to remove these impediments and permit ITT's shareholders to decide for themselves whether they want to accept Hilton's tender offer, Hilton coupled its tender offer with a proxy contest to replace ITT's incumbent board. On February 11, 1997, in accordance with the requirements of Section 2.2 of ITT's by-laws, Hilton gave notice to ITT of its intention to nominate a slate of candidates for election as directors to the ITT board at the 1997 annual meeting and its intention to present a resolution urging the Board to arrange a sale of the company to Hilton or any higher bidder. On March 21, 1997, Hilton cleared its proxy materials with the SEC and began soliciting proxies from ITT's shareholders. The Hilton slate is committed, subject to its fiduciary duties, to remove the obstacles to consummation of Hilton's tender offer and proposed merger.

          19. On August 6, 1997, Hilton announced an increase in its offering price to $70 per share. Hilton offered ITT shareholders $70 per share in cash for 50.1% of their shares to be followed by a second-step merger in which ITT shareholders would receive $70 in Hilton common stock for each share of ITT stock. On November 3, 1997, Hilton is announcing a further increase in its bid for ITT. Hilton will now offer $80 cash per ITT share for 65,000,000 shares, or approximately 55% of the currently outstanding shares, of ITT common stock. In the second-step merger, Hilton will offer two Hilton shares for each remaining ITT share. In addition, in the merger, each ITT shareholder will receive two shares of Contingent Value Preferred Stock ("CVPS") designed to guarantee that the Hilton stock being received by ITT shareholders will be worth at least $40 per share (or $80 total per ITT share) within one year after the merger. If Hilton common stock does not reach $40 per share within one year after the merger, the holders of the CVPS will receive the difference, in cash or Hilton stock, between $40 and the Hilton stock trading price, up to a $12 maximum per share of CVPS.

             UNLAWFUL CONDUCT IN RESPONSE TO HILTON'S BID

          20. The Director Defendants have responded to the Hilton offer by fiercely opposing the offer; refusing to meet with Hilton representatives; attempting to deprive shareholders of the ability to exercise voting rights to elect Hilton's slate of nominees to the ITT board; engaging in gross corporate waste; and causing ITT to make materially false and misleading public statements.

          21. Among other things, the Director Defendants sought to implement a "Comprehensive Plan"--involving a three-way break up of the company and imposition of a "staggered board"--before shareholders would have the opportunity to elect directors at the 1997 Annual Meeting. In Hilton I, this Court enjoined ITT and its directors from proceeding with that Plan prior to the Annual Meeting. In so ruling, the Court stated:

          This Court concludes that the structure and timing of ITT's Comprehensive Plan with its classified board provision for ITT Destinations, is preclusive and leaves no doubt that the primary purpose for ITT's proposed implementation of the Comprehensive Plan before the 1997 annual meeting is to impermissibly impede the exercise of the shareholder franchise by depriving shareholders of the opportunity to vote to re-elect or to oust all or as many of the incumbent ITT directors as they may choose at the upcoming annual meeting. It has as its primary purpose the entrenchment of the incumbent ITT board. As a result, the Court concludes that Hilton has prevailed on the merits of its claim for permanent injunctive relief. (Emphasis added.)

          22. As alleged in detail below, in opposing Hilton's offer, the Director Defendants have authorized the improper expenditure of hundreds of millions of dollars of corporate funds and have committed ITT to enter into disadvantageous contractual arrangements with third parties. These actions have had the purpose and effect of frustrating any Hilton bid for ITT and impairing the ability of ITT shareholders to vote their shares against the re-election of the Director Defendants. These actions were taken in furtherance of the Director Defendants' plan to defeat
Hilton at all costs and were not motivated by any legitimate corporate business purpose.

                    Unlawful Conduct Concerning The
                     Proposed Starwood Transaction

          23. Despite the entry of this Court's injunction in Hilton I, the Director Defendants made it clear that they were still determined to oppose an acquisition of ITT by Hilton, regardless of the merits of any offer that Hilton might make. In response to Hilton's statement following the ruling that it wanted to engage in merger discussions with ITT, ITT representatives stated that it would "be a cold day in hell" before the Hilton and ITT chief executives would meet to discuss a merger and that ITT had "nothing to discuss" with Hilton. ITT's official press spokesman referred to ITT's ongoing efforts to defeat Hilton as a "war" and stated, "we have no intention of losing this war." The Director Defendants and ITT senior management were not motivated by any good faith business judgment or by the best interests of ITT or its shareholders, but rather by a desire to assure that the company that had initiated a hostile takeover would not succeed.

          24. Consistent with this bad faith desire to assure that Hilton would not prevail, ITT initiated an effort to find a suitor to acquire ITT. Upon initiating this effort, the Director Defendants had a duty to proceed in a manner genuinely designed to obtain the maximum value for ITT shareholders. In breach of this duty, the Director
Defendants excluded Hilton from their process even though they knew that Hilton was and is a highly logical, indeed the most logical, bidder for ITT and had already pursued ITT for over eight months. In connection with this effort, ITT selectively initiated negotiations with certain potential acquirers and offered to provide and, in fact, provided non-public information to one or more bidders.

          25. In an interview given to USA Today published on October 16, defendant Araskog hinted that such negotiations were underway. In response, Hilton wrote to the Director Defendants on October 16 to urge them to cause ITT to engage in merger discussions with Hilton and not to take any action that would interfere with the upcoming election of directors. This request was repeated in an October 17 letter to defendant Araskog. ITT and the Director Defendants did not respond to either letter.

          26. Instead, ITT proceeded to negotiate and execute a merger agreement with the Starwood Defendants (the "Starwood Agreement"). The Starwood Agreement is dated as of and was approved by the Director Defendants on October 19, 1997, and was announced on October 20, 1997. The Agreement provides for Starwood Corp. to acquire ITT for $15 in cash per ITT share and newly issued paired shares in Starwood Corp. and Starwood Trust with a purported value of $67 per ITT share, for a purported total value to ITT shareholders of $82 per share. Because the consideration to be paid in the acquisition consists overwhelmingly of Starwood securities whose value is uncertain, among other reasons, the marketplace has substantially discounted the claim that the value of the transaction to ITT shareholders is $82 per ITT share. For the week prior to the announcement of Hilton's increased $80 per share offer, the average closing market price of ITT shares was $73.29 per share. The
Starwood transaction is taxable and is subject to shareholder, gaming, and antitrust approvals.

          27. As part of the Starwood Agreement, the Director Defendants agreed that ITT would pay the Starwood Defendants a break-up fee of up to $225 million under certain circumstances. Moreover, in the event of any termination of the Agreement (other than by a Starwood breach), ITT would be required to pay the Starwood Defendants' expenses of up to $25 million, plus unlimited financing and litigation expenses. The payment of the break-up fee would be required if, for example, the Director Defendants determined to recommend or accept a superior acquisition proposal from another acquiror or if (under most circumstances) the ITT shareholders do not vote to approve the acquisition of ITT by the Starwood Defendants. In addition, the Starwood Agreement provides that if "nominees of Hilton Hotels Corporation are elected as a majority of the members of the Board of Directors of the Company at the Company's 1997 annual meeting of stockholders" then, should such new directors determine to terminate the agreement with Starwood, the fee of up to $225,000,000 must first be paid.
The effect of this provision is to impose a massive "poll tax" on ITT shareholders should they decide to elect the slate committed to the Hilton (rather than the Starwood) transaction. The imposition of this poll tax is at odds with this Court's ruling in Hilton I, enjoining ITT and the Director Defendants from impeding the exercise of the shareholder franchise at the 1997 annual meeting.

          28. There is no valid business purpose for these unreasonable break-up fees and expenses. As reported in the October 21, 1997 Wall Street Journal, Starwood was the aggressor in pursuing the acquisition of ITT and Starwood's CEO, Barry S. Sternlicht, was "dogged" in that pursuit. A Starwood board member was quoted as saying that Sternlicht "did everything to try to get to [ITT] and convince them of the merits of working together." Under these circumstances, the break-up fee and expense provisions were entirely unnecessary and did not serve as an "inducement" to obtain a bid from a third-party. Indeed, that third-party, Starwood, was aggressively seeking to bid. The real reasons for these excessive and unreasonable break-up fee and expense provisions were to create a significant financial impediment to any Hilton bid, to penalize ITT shareholders for voting in favor of a Hilton-nominated slate and to coerce ITT shareholders to vote in favor of an acquisition of ITT by the Starwood Defendants. The break-up fee and expense provisions were intended to and in fact will impede the ITT shareholders' exercise of their voting franchise at the 1997 annual meeting at which the contested election of directors between ITT's slate and Hilton's slate will be held.

          29. ITT and the Director Defendants have made false and misleading public statements seeking to portray the Starwood Agreement as beneficial to ITT shareholders and superior to Hilton's proposal. One reason for such statements is to attempt to defeat Hilton's slate of nominees at the upcoming ITT annual meeting. An example of such a statement was made by defendant Araskog as part of a joint press release issued by the Starwood Defendants and ITT on October 20, 1997. In that press release, defendant Araskog was quoted as stating that "[t]his is a superb transaction for ITT shareholders, combining the benefits of Starwood's paired share REIT structure, the extraordinary fit between Sheraton and Westin [which Starwood has also agreed to acquire], Starwood Lodging's substantial quarterly cash dividends, and enormous growth potential under Star wood's leadership." ITT's statement--particularly its emphasis on the supposed benefits of Starwood's "paired share REIT structure"--was materially false and misleading, and failed to disclose material adverse facts concerning the proposed transaction, as more fully described below.

          30. The Starwood Agreement provides for a $1.5 billion dividend of non-cash property by Starwood Trust to Starwood's shareholders before consummation of the merger. Starwood Corp. will then have the right--which it intends to exercise--to acquire that $1.5 billion of property from the shareholders in exchange for stock. The net effect of these transactions is the transfer of the $1.5 billion in property from Starwood Trust to Starwood Corp., a transaction that would normally result in capital gains tax. This scheme--as ITT's own tax counsel has conceded--is designed to transfer the $1.5 billion in assets from Starwood Trust to Starwood Corp. without incurring "hefty" capital gains taxes.

          31. Under well-known tax law doctrine pertaining to so-called "step transactions," if this proposed tax avoidance scheme is implemented, the IRS could assert that the Starwood Defendants cannot evade capital gains taxes through this indirect transfer of $1.5 billion of assets from Starwood Trust to Starwood Corp. The IRS would have a substantial argument that such taxes should be imposed. ITT and the Director Defendants have failed to disclose the substantial contingent liability that the combined company will have should the planned tax avoidance scheme be implemented.

          32. ITT's public statements about the advantages of Starwood's paired share REIT structure are also misleading because the tax advantages that normally accrue to such a structure would be largely inapplicable to Starwood/ITT. Thus, ITT's takeover tax counsel has stated that the bulk of ITT's assets will be held by Starwood

Corp., a taxable entity, rather than Starwood Trust, a tax-advantaged real estate investment trust. Accordingly, as ITT has failed to disclose, significant tax benefits will not arise from the transaction unless devices are implemented to shift taxable income from Starwood Corp. to Starwood Trust.

          33. The IRS has ample authority to challenge tax-motivated value shifting and income shifting devices. Any IRS attack could substantially reduce, or even eliminate, the tax benefits of Starwood's "grandfathered" parent-share structure. Indeed, given the high profile of the proposed transaction and its tax manipulations, it can be anticipated that the IRS or Congress could take the position that Starwood has so altered its historic character, and has so abused its grandfathered tax status, that such status should be considered abrogated. This risk and the dire economic consequences of any of these developments for Starwood and its current and future shareholders have not been disclosed by ITT.

          34. ITT's public statements also fail to disclose that members of ITT management (including directors Araskog and Bowman) holding stock options would receive consideration in excess of the consideration being paid to ITT's public shareholders in the Starwood merger. The Starwood Agreement (P. 5.8) sets forth a formula to be used, upon the merger, in converting outstanding ITT stock options into options to purchase Starwood stock. By operation of that formula, holders of options to buy ITT shares would receive options to buy a corresponding number of Starwood shares as determined by the exchange ratio applicable in the merger. In determining the exercise price for the options in Starwood, however, the formula operates to give members of ITT management holding ITT stock options a benefit beyond the $15 in cash per ITT share being received by the public shareholders of ITT. In effect, these option holders will receive $15 for every Starwood share they will be entitled to buy by virtue of the conversion of their options, whereas the public shareholders will receive $15 per share only for the (smaller) number of ITT shares being exchanged in the merger.
Nowhere does ITT disclose that, by operation of the formula in the merger agreement, holders of options are receiving this benefit which (depending upon the ultimate exchange ratio) would equal $1.40 to $3.87 per ITT share or $12.2 million to $33.7 million in the aggregate.

          35. By virtue of this inequitable benefit being received by defendants Araskog and Bowman as holders of ITT stock options, such Director Defendants have an additional self-interest in the proposed Starwood Transactions, and they have violated fiduciary obligations of loyalty to the public shareholders in agreeing to the Starwood Agreement. The $12.2 million to $33.7 million of additional consideration to ITT insiders constitutes another instance of corporate waste authorized by all the Director Defendants in their ongoing effort to defeat Hilton's offer.

                           Golden Parachutes

          36. The Director Defendants have also granted grossly excessive "golden parachute" agreements to ITT executives. Prior to February 1997, ITT had a policy of not authorizing "golden parachute" contracts without a shareholder vote. On February 11, 1997, however, in violation of this policy, the Director Defendants approved an amendment to the employment contract of defendant Araskog to provide for payments upon a change of control (the "Araskog Parachute") as well as new change in control severance agreements for nine senior executives and other employees (the "Other Parachutes"). By approving these amendments, the Director Defendants committed ITT, following a change of control, to make severance payments to ITT employees of up to three times their annual compensation and, if the ITT stock price equals or exceeds $70.93 per share for five consecutive trading days prior to the change of control, to make "gross-up" payments reimbursing the ITT employees for the federal excise tax that they would owe on the amounts received as severance.

          37. As approved on February 11, the cost of the Araskog Parachute to ITT upon a change of control would be approximately $19.8 million, and if the ITT stock price were to reach the $70.93 trigger, the cost (inclusive of the gross-up payment) would exceed $35 million. This severance payment, coupled with other payments already due Araskog upon a change of control, would compensate him in the amount of $54.9 million. The cost of the Other Parachutes would approximate $110 million.

          38. On August 14, 1997, the Director Defendants sweetened the terms of the "golden parachute" contracts they had adopted in February by, among other things, providing that the excise tax gross-up payments contained in such contracts would be made in all events following a change of control (i.e., even if ITT's stock did not trade at $70.93 for five trading days following a change of control). Also on August 14, the Director Defendants approved amendment of the "golden parachute" contracts to provide that, if disputes regarding ITT's obligation to pay any amounts thereunder go to arbitration or litigation: the tribunal must presume that the employee is entitled to the disputed benefits; ITT may overcome this presumption only upon a showing of "clear and convincing" evidence; ITT is precluded from asserting that rights and benefits are not valid, binding or enforceable, and must stipulate that it is bound by the "golden parachute" provisions; and the tribunal has discretion to award punitive damages. Finally, on August 14, the Director Defendants agreed to fund those golden parachute payments through various ITT employment plans (in order to seek to assure that if Hilton acquires ITT, it could not prevent ITT from making severance payments to employees following a change of control).

                 Change In Control Penalty Provisions

          39. Another series of improper actions constituting corporate waste by the Director Defendants was their authorization of the grant by ITT of change-in-control penalty provisions in management contracts and franchise agreements. According to a September 24, 1997 filing by ITT with the Securities and Exchange Commission, as of that date, ITT and its subsidiaries had entered into 37 new hotel management and franchise agreements that contain provisions permitting the other party to terminate such agreement upon a change of control resulting from an unsolicited acquisition proposal that was not approved by the Director Defendants. ITT estimated in the filing that it would generate aggregate EBITDA of approximately $30 million in 1998 under these 37 agreements.

          40. The Director Defendants approved these provisions to entrench themselves in office and any management and/or licensing fees lost by virtue of such provisions constitute a gross waste of ITT's corporate assets.

                         The CD&R Transaction

          41. At a board of directors meeting held July 15, 1997, the Director Defendants voted to approve ITT's "Comprehensive Plan." That Plan involved, among other things, the break-up of ITT into three separate corporations and the spin-off to ITT shareholders of ITT's hotel and gaming business and its technical school business, leaving ITT's European telephone directories operation as the sole business of the corporate "stub" ("ISI"). As part of ITT's
Plan, the Director Defendants approved an agreement under which an affiliate of Clayton, Dubilier & Rice ("CD&R") agreed to purchase approximately 32.9% of the outstanding common stock of ISI plus warrants to purchase an additional
13.7% of ISI's stock for aggregate consideration of $225 million (the "CD&R Agreement").

          42. The CD&R Agreement provides for the payment by ITT to CD&R of grossly excessive termination fees and expenses upon termination of the CD&R Agreement. Now that the Comprehensive Plan has indeed been enjoined and abandoned and ITT has agreed to a merger with the Starwood Defendants, CD&R can be expected to contend that it is entitled to a $25 million termination fee plus $4 million in expense reimbursements to CD&R, equaling a total of 12.9% of CD&R's aggregate purchase price (had the transaction been effectuated) of $225 million.

                    The $550 Million Junk Bond Sale

          43. One element of the Comprehensive Plan was an ITT self-tender offer for 25.7% of the company's outstanding shares at $70 cash per share. To finance that transaction, the Director Defendants approved the incurrence of $4.2 billion of debt at the hotel and gaming subsidiary to be spun off as part of the Plan and over $1 billion of debt at the European phone book business that would serve as the "stub" company. By virtue of that debt, upon consummation of the Comprehensive Plan, ITT would no longer be an investment grade credit, but would instead be a "junk bond" credit.

          44. On September 19, 1997, ITT took steps toward consummation of the Comprehensive Plan by selling $550 million of debt securities in Europe and the United States. As a subsidiary of ITT, ITT Promedia, issued $325 million of high-yield notes--the largest European junk bond offering in history--at an interest rate of 9-1/8%. Another subsidiary, ITT Publimedia, sold $225 million of junk bonds at 9.375%. While ITT today remains (and was at the time of the issuance) an investment grade credit, it sold this debt to finance the Comprehensive Plan at junk bond interest rates well in excess of the rates available to an investment grade company.

          45. At the time of the sale, this Court had scheduled for September 29, 1997 its hearing on Hilton's motion for injunctive and declaratory relief in which Hilton sought to have the Comprehensive Plan, as structured, enjoined. The Director Defendants knew of that Court hearing date and of the possibility that the Plan might then be enjoined. Yet, just 10 days before the hearing, ITT proceeded with the junk bond sale and sold the $550 million of high-yield debt to the public.

          46. Had the Director Defendants waited for the Court hearing--at which an injunction against the Plan was granted--they would have known that the Plan could not proceed as planned. Rather than doing so, the Director

Defendants saddled ITT, an investment grade issuer, with massive high-yield debt to finance an entrenchment scheme that has now been enjoined and abandoned.

          47. In addition to their junk-bond interest rates, the $550 million of junk bonds (including both the Promedia and Publimedia Offerings) have other terms that are highly favorable to the purchasers (and detrimental to ITT). Among other things, the bonds contain change-in-control provisions that give the bondholders a "put," enabling the bondholders to require ITT to redeem the bonds, at a premium to the bonds' face value, if ITT is acquired. Similarly, ITT has as a "special redemption option" to redeem all the bonds within 90 days following their issuance, but again at a premium price. These highly favorable terms were granted to ensure the success of the junk bond offerings which were to be used to finance the Director Defendants' Comprehensive Plan entrenchment scheme.

          48. The terms of the junk bonds would cause ITT to expend over $100 million dollars more in interest payments over the life of the bonds than ITT would normally be required to pay on $550 million of debt at investment grade rates. By virtue of the terms of the bonds, ITT will have to pay a premium over face value should the change in control "puts" or "special redemption option" be exercised. These expenditures have been authorized by the Director Defendants in furtherance of a plan, now enjoined and abandoned, to entrench themselves in office, and constitutes a gross waste of corporate assets for which the Director
Defendants should be held liable.

          49. In connection with all of the foregoing acts of corporate waste and breaches of fiduciary duty as alleged herein, the Director Defendants engaged in acts involving intentional misconduct, fraud or knowing violations of law and have, further, not acted in good faith or in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

                        FIRST CLAIM FOR RELIEF
            (Derivative Claim for Breach of Fiduciary Duty)

          50. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 49 hereof.

          51. As hereinabove alleged, the Director Defendants have caused ITT to: (a) agree to sell ITT after a sales process that unfairly and without justification excluded the single most logical bidder for the company; (b) agree to pay an unnecessary, excessive and unreasonable break-up fee to the Starwood Defendants of up to $225 million, plus expenses of up to $25 million and unlimited financing and litigation expenses; (c) agree to a merger with the Starwood Defendants that provides inequitable, additional consideration to holders of ITT stock options over and above the consideration offered to ITT's public shareholders; (d) award excessive "golden parachute" contracts to ITT officers and employees, including ITT's CEO Rand V. Araskog; (e) agree to change-of-control penalty provisions in hotel management contracts and franchise agreements, allowing such ITT management contracts and franchise agreements to be terminated upon a change of control of ITT not approved by the Director Defendants; (f) sell in September 1997 $550 million, of high-yield "junk" bonds, including the largest junk bond sale in the history of the European market, and incur excess interest and other costs potentially in excess of $100 million, to help finance ITT's now enjoined and abandoned Comprehensive Plan entrenchment scheme; and (g) agree to pay CD&R grossly excessive termination fees and expense reimbursements in connection with the Comprehensive Plan, amounting to $29 million.

          52. These actions were not taken for any legitimate corporate purposes of ITT, but rather were taken for the primary purpose of defeating a Hilton offer at all costs, interfering with the shareholders' electoral franchise, and/or entrenching the Director Defendants and others in their positions at ITT. A number of these actions were taken even after this Court issued an injunction against the Director Defendants' efforts, through their Comprehensive Plan, to entrench themselves in office by impeding shareholder voting rights. Accordingly, the Director Defendants have breached, and are continuing to breach, their fiduciary duties to ITT shareholders.

          53. By virtue of such wrongful conduct, ITT and its shareholders, including plaintiffs, have suffered damages in an amount in excess of $500,000,000.

                        SECOND CLAIM FOR RELIEF
                (Derivative Claim for Corporate Waste)

          54. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 49 and 51 through 52 hereof.

          55. By causing ITT to enter into the transactions referred to in paragraph 51 above, the Director Defendants have caused the gross waste of corporate assets of ITT.

          56. By virtue of such wrongful conduct, ITT and its shareholders, including plaintiffs, have suffered damages in an amount in excess of $500,000,000.

                        THIRD CLAIM FOR RELIEF
           (Rescission, Declaratory Judgment and Injunction)

          57. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 49, 51 through 52 and 55 hereof.

          58. As hereinabove alleged, the Director Defendants deliberately conducted a bad faith and biased sales process for ITT that excluded Hilton. This bad faith "auction" resulted in ITT entering into a merger agreement with the Starwood Defendants that includes unnecessary, excessive and unreasonable break-up fee and expense reimbursement provisions that have the purpose and effect of creating a substantial impediment to any Hilton acquisition of ITT and interfering with the right of ITT shareholders to vote the Director Defendants out of office at ITT's 1997 annual meeting.

          59. The above alleged actions of the Director Defendants were illegal and ultra vires.

          60. By virtue of the foregoing, plaintiffs are entitled to a judgment rescinding ITT's merger agreement with the Starwood Defendants and, in particular, the breakup fee provisions in Section
5.7 thereof. Plaintiffs are further entitled to a declaration that the Starwood Agreement is illegal and ultra vires, and to an injunction against defendants taking any action in furtherance of such agreement.

          61. Plaintiffs have no adequate remedy at law.

                        FOURTH CLAIM FOR RELIEF
                 (Injunction and Declaratory Judgment
                    under Federal Securities Laws)

          62. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 49 hereof.

          63. As hereinabove alleged, ITT and the Director Defendants have knowingly and intentionally made false and misleading public statements concerning the Starwood Agreement designed to misleadingly portray that Agreement as Beneficial to ITT shareholders and superior to the Hilton proposal for ITT. Among other things, ITT's public statements:

          (a) emphasize the "benefits of Starwood's paired share REIT structure," but fail to disclose that (i) the $1.5 billion dividend in the transaction is part of a tax avoidance scheme that is subject to potential challenge by the IRS and may well result in substantial capital gain taxes payable by Starwood/ITT; (ii) since Starwood Corp., rather than Starwood Trust, will hold most of the assets of the combined enterprise, the tax benefits of the paired share REIT structure are largely unavailable here; and (iii) by virtue of this potential acquisition and the $1.5 billion tax avoidance scheme, there is a real risk that Starwood's grandfathered tax status would be challenged by the IRS or Congress; and

          (b) fail to disclose the preferential treatment that members of ITT management owning ITT stock options are receiving in the merger, resulting in aggregate additional consideration to those insiders of $12.2 million to $33.7 million.

          64. These materially misleading statements were made in connection with Hilton's tender offer for ITT shares and ITT's solicitation of proxies for the election of directors at ITT's 1997 annual meeting. ITT and the Director Defendants made these material misstatements and omissions with the deliberate intent to mislead its shareholders and the investing public generally about the nature and impact of the Starwood Agreement.

          65. By reason of the foregoing, ITT has violated Sections 10(b), 14(a) and 14(e) of the Securities Exchange Act of 1934 and the rules and regulations thereunder. The members of ITT's board of directors are controlling persons of ITT under Section 20(a) of the Securities Exchange Act and are liable for ITT's violations thereof.

          66. Plaintiffs are entitled to injunctive relief and a declaration that ITT and the Director Defendants have violated the Securities Exchange Act of 1934 and the rules and regulations thereunder.

          67. Plaintiffs have no adequate remedy at law.

                        FIFTH CLAIM FOR RELIEF
                        (Declaratory Judgment)

          68. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 49, 51 through 53, 55 through 56, 58 through 59 and 63 through 65 hereof.

          69. Under Nevada law and the ITT By-Laws, ITT is permitted to indemnify a director or officer of ITT against certain expenses incurred in an action, but only on the condition that such individual acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Further, should such individual be adjudged by a court of competent jurisdiction to be liable to the corporation, he or she may only be indemnified to the extent a court of competent jurisdiction determines that, in view of all the circumstances of the case, he or she is fairly and reasonably entitled to indemnification.

          70. The Director Defendants' actions alleged herein were not made in good faith or in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, in view of all the circumstances of the case, the defendants are not fairly and reasonably entitled to indemnification. Accordingly, plaintiffs are entitled to a declaration that the defendants may not be indemnified by ITT for any judgments, settlements, or attorneys' fees, costs or expenses they incur in this action.

                        SIXTH CLAIM FOR RELIEF
                        (Declaratory Judgment)

          71. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 49, 51 through 53, 55 through 56, 58 through 59, 63 through 65 and 69 through 70 hereof.

          72. Article Seventh of ITT's Restated Articles of
Incorporation, provides, in pertinent part, that "[t]o the fullest extent permitted by applicable law as then in effect, no director or officer shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer, except for liability . . . for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law.
 . . ."

          73. The Director Defendants' actions alleged herein involve intentional misconduct, fraud or a knowing violation of law.
Accordingly, plaintiffs are entitled to a declaration that the Director Defendants cannot avail themselves of the exculpatory provision in Article Seventh of the ITT Restated Articles of Incorporation.

          WHEREFORE, plaintiffs Hilton and HLT seek judgment against defendants:

          (a) Requiring the Director Defendants to pay compensatory damages to ITT Corporation in an amount not less than $500,000,000, plus interest and costs;

          (b) Rescinding the merger agreement between ITT and the Starwood Defendants, including the break-up fee and expense reimbursement provisions thereof;

          (c) Declaring that the Starwood Agreement, including its break-up fee and expense reimbursement provisions, is illegal and ultra vires and enjoining the defendants or any of them or their representatives from taking any steps in furtherance of or to implement that Agreement;

          (d) Declaring that ITT and the Director Defendants have violated the Securities Exchange Act of 1934 and the rules and regulations thereunder, ordering them to make corrective disclosure and enjoining them from making or disseminating further false and misleading public statements;

          (e) Invalidating any proxies obtained by or voted in favor of the Director Defendants;

          (f) Declaring that the Director Defendants are not entitled to be indemnified by ITT Corporation or any affiliate or subsidiary thereof for any judgments, settlements, attorneys' fees, costs or expenses incurred in this action;

          (g) Declaring that the Director Defendants are not entitled to exculpation under Article Seventh of ITT's Restated Articles of Incorporation or any other provision;

          (h) Awarding plaintiffs their reasonable costs and expenses in prosecuting this action, including attorneys' fees; and

          (i)  For such other relief as may be just and proper.

Dated:  November 3, 1997

                              WACHTELL, LIPTON, ROSEN & KATZ,

                                By: /s/ Bernard W. Nussbaum
                                   -------------------------------
                                   BERNARD W. NUSSBAUM
                                   ERIC M. ROTH
                                   MARC WOLINSKY
                                   SCOTT L. BLACK
                                   51 West 52nd Street
                                   New York, NY 10019
                                   (212) 403-1000

                                   SCHRECK MORRIS
                                   STEVE MORRIS
                                   KRISTINA PICKERING
                                   MATTHEW McCAUGHEY
                                   1200 Bank of America Plaza 300
                                   South Fourth Street Las Vegas, NV 89101
                                   (702) 474-9400

                                   Attorneys for Plaintiffs
                                   HILTON HOTELS CORPORATION and
                                   HLT CORPORATION

                             VERIFICATION


STATE OF NEW YORK   )
                    ) ss.:
COUNTY OF NEW YORK  )


          STEPHEN BOLLENBACH, being duly sworn, states that he is the President and Chief Executive Officer of plaintiff Hilton Hotels Corporation and that the allegations of the foregoing Verified Complaint for Damages, Rescission and Injunctive and Declaratory Relief are true as to his own knowledge, except as to matters therein alleged on information and belief and that as to those matters he believes such allegation to be true.


                                   /s/ Stephen Bollenbach
                                   ------------------------
                                     STEPHEN BOLLENBACH


Sworn to before me this
    day of November, 1997


    /s/ Marva Richard
   -------------------
        Notary Public



              MARVA RICHARD
    Notary Public, State of New York
               No. 4692107
      Qualified in New York County
  Commission Expires February 28, 1998